P.E. 1/31/02
0-24790

02012838

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of January 2002 (No. 3)

TOWER SEMICONDUCTOR LTD.
(Translation of registrant's name into English)

P.O. Box 619, Migdal Haemek, Israel 10556
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_x_Form 40-F___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No_x

On January 23, 2002, we issued a press release announcing the completion of an offering of certain of our securities in Israel. This press release is attached as Exhibit A hereto.

On January 30, 2002, we announced our financial results for the fourth quarter and twelve months ended December 31, 2001. Please see (i) our press release announcing the results, attached as Exhibit B hereto, (ii) our consolidated financial statements as of December 31, 2000 and 2001 and for the years ended December 31, 2001, 2000 and 1999, and the report thereon dated January 30, 2002 of our auditors Brightman Almagor & Co., attached as Exhibit C, and (iii) the consent of Brightman Almagor & Co. to the incorporation by reference of their report dated January 30, 2002 into effective registration statements previously filed by us under the Securities Act of 1933, attached as Exhibit D..

This Form 6-K is being incorporated by reference in all effective registration statements filed by us under the Securities Act of 1933.

EXHIBIT A – COMPLETION OF OFFERING PRESS RELEASE

TOWER SEMICONDUCTOR LTD.

NEWS

FOR IMMEDIATE RELEASE

TOWER SEMICONDUCTOR LTD.
CONTACT: Tamar Cohen
011-972-4-650-6998
011-972-4-654-7788 (fax)
pr@towersemi.com
www.TowerSemi.com

TOWER SEMICONDUCTOR SUCCESSFULLY COMPLETES NIS 106.2 MILLION (APPROXIMATELY $23.2 MILLION) SECURITIES OFFERING IN ISRAEL

Final Price Per Unit Determined is NIS 192 (approximately $41.90), Compared with the Minimum Offered Price Per Unit of NIS 180 (approximately $39.30)

MIGDAL HAEMEK, Israel, January 23, 2002. Tower Semiconductor (NASDAQ: TSEM; TASE: TOWER) today announced the successful completion of the previously announced offering of Units in Israel, resulting in gross proceeds of NIS 106.2 million (approximately $23.2 million). The company intends to utilize these proceeds (net of costs of the offering) for its Fab 2 project.

Dr. Yoav Nissan-Cohen, co-CEO of Tower, stated, "We are very pleased with the great reception of this offering by the financial community and the public in Israel. The great confidence in Fab 2 project was demonstrated by the over subscription and high price offered for the units. While the original offering included 550,000 units, we received subscriptions for the purchase 1,128,717 units, reflecting an over subscription of 205%. The minimum price of the offering was NIS 180 (approximately $39.30) per unit, while the actual determined price resulting from the tender process is NIS 192 (approximately $41.90) per unit."

Dr. Nissan-Cohen continued, "We continue to progress steadily with our Fab 2 project in all aspects - funds raising, technology development, construction and future customers. We are more confident than ever in the success of our Fab 2 project and pleased to receive this vote of confidence from the Israeli public and financial community."

The actual determined price per Unit is NIS 192 (approximately $41.90) with 552,899 units sold. Each of the Units consists of: (i) 200 convertible debentures; (ii) four Options (Series 1) exercisable for ordinary shares; and (iii) one Option (Series A) exercisable into convertible debentures.

The following is a description of the main terms of the securities comprising the Units:

Convertible Debentures. Each debenture is of NIS 1 in principal amount. The debentures are linked to the Israeli Consumer Price Index and bear annual interest at the rate of 4.7%, payable on the 20th of January of each year commencing on January 20, 2003. Principal is payable in four installments on the 20th of January of the years 2006-2009. Prior to December 31, 2008, the Debentures are convertible into Tower ordinary shares at a conversion rate of one ordinary share per each NIS 41 principal amount of the debentures. The debentures are unsecured and are subordinated to the rights of Tower's banks under its credit facility agreement with Bank Leumi Le-Israel B.M. and Bank Hapoalim B.M.

Option (Series A). Each Option (Series A) may be exercised for 100 convertible debentures prior to March 20, 2002 for an exercise price of NIS 85.

Option (Series 1). Each Option (Series 1) is exercisable into one Tower ordinary share prior to January 20, 2006 for an exercise price of NIS 39, linked to the Israeli Consumer Price Index.

The debentures and options will trade on TASE only. Any Ordinary Shares issued upon conversion of the debentures or exercise of the Options (Series 1) will be traded on both the TASE and NASDAQ.

The offering was made to the public in Israel in accordance with Israeli securities laws. It was not open to persons located in the USA.

About Tower Semiconductor and its New Fab

Tower Semiconductor Ltd. is an independent wafer manufacturer, strategically focused on advanced Flash memory and CMOS Image Sensor technologies. Tower provides manufacturing and turnkey services for integrated circuits (IC) on silicon wafers in geometries from 1.0 to 0.35 micron, using its advanced technological capabilities and the proprietary designs of its customers. For additional information regarding Tower, please visit www.towersemi.com.

Tower is now building an advanced Fab facility adjacent to its current facility in Migdal Haemek, Israel. When completed, the new fab, referred to as "Fab 2", will employ approximately 1,000 employees and produce up to 33,000 200-mm wafers per month in geometries of 0.18 micron and below, using advanced CMOS technology from Toshiba.

###

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with (i) failure by persons that have submitted applications to purchase Units to honor their legal obligation to close such purchase, (ii) the satisfaction of the conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks, (iii) obtaining additional financing for the Fab 2 project from equity and/or wafer partners, (iv) completing the construction of a new wafer manufacturing facility, (v) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally, (vi) the successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2, (vii) obtaining additional business from new and existing customers, (viii) market acceptance and competitiveness of the products to be manufactured by Tower for customers using these technologies and (ix) the ramp-up of production at Fab 2. A more complete discussion of certain risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally, is included at "Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F and under the caption "Risk Factors" in Exhibit C to the Company's report on Form 6-K for the month of January 2002, as filed with the Securities and Exchange Commission.

This press release and prior Tower press releases are available at www.towersemi.com

EXHIBIT B –EARNINGS PRESS RELEASE

TOWER SEMICONDUCTOR LTD.

FOR IMMEDIATE RELEASE

TOWER SEMICONDUCTOR LTD.
CONTACT: Tamar Cohen
011-972-4-650-6998
011-972-4-654-7788 (fax)
pr@towersemi.com
www.TowerSemi.com

FUSION IR & COMMUNICATIONS INC.
(212) 268-1816
(212) 268-1835 (fax)
sheldon@fusionir.com
www.fusionir.com

TOWER SEMICONDUCTOR LTD. ANNOUNCES FOURTH QUARTER AND TWELVE MONTHS RESULTS

Active 0.18 micron design programs started with major customers

MIGDAL HAEMEK, Israel, JANUARY. 30, 2002-- Tower Semiconductor Ltd. (Nasdaq: TSEM; TASE: TOWER) today announced results for the fourth quarter and twelve months ended December 31, 2001.

Sales for the fourth quarter of 2001 were $8.8 million vs. $29.2 million in the fourth quarter of 2000, and $9.9 million in the immediately preceding quarter, ended September 30, 2001. The Company reported a loss for the fourth quarter of 2001 of $9.3 million or $0.41 loss per share, including non-capitalized Fab 2 expenses (net) of $4.5 million, compared with an earning of $0.4 million, or $0.03 per share, in the fourth quarter of 2000, including non-capitalized Fab 2 expenses (net) of $0.9 million, and compared with a loss of $12.4 million, or $0.6 per share, in the preceding quarter ended September 30, 2001, including non-capitalized Fab 2 expenses (net) of $4.7 million.

Sales for the twelve months ended December 31, 2001 were $52.4 million vs. $104.8 million in the twelve months ended December 31, 2000. The Company reported a loss of $38.5 million or $1.92 per share, including non-capitalized Fab 2 expenses (net) of $14.0 million, compared with a loss of $4.0 million, or $0.26 per share, in the twelve months ended December 31, 2000, including non-capitalized Fab 2 expenses (net) of $1.7 million.

"In 2001 we laid the foundations for a great future for Tower Semiconductor, starting with January's ground breaking of Fab 2, through meeting on time all of the planned major milestones for the project," said Dr. Nissan-Cohen, Co-CEO in Tower. "We opened 2002 with a very successful convertible debentures offering, which has

demonstrated the confidence of the financial community in our future. Our Fab 2 manufacturing facility, one of the largest and most advanced high-tech projects in Israel, is already at the stage of installing the cleanroom systems. At the same time, our pilot line is operational, supporting the business and technology development. We are encouraged by the progress made with our partners' programs to design their advanced 0.18 micron products for manufacture in Fab 2, and working closely with several large customers in preparation for the planned ramp up in the first quarter of 2003."

Dr. Nissan-Cohen continued, "Our current business in Fab 1 continues to be affected by the world wide downturn, and our current first quarter of 2002 outlook shows a small decline relative to Q4. We successfully continue our cost reduction efforts, and therefore our operational results have improved for the second consecutive quarter. Based on current forecasts we expect an improvement trend on the second half of 2002, mostly due to the introduction of new technologies and products."

The Company will host a conference call to discuss these results on Thursday, January 31, 2002 at 11:00 A.M. EST / 18:00 Israel time. To participate, please call 1-800-547-8913 (U.S. toll-free), 1-785-832-2267 (International) and mention ID code: TOWER. Callers in Israel are invited to call local 03-929-2810. The conference call will also be webcast live at www.videonewswire.com/event.asp?id=3091 and will be available thereafter for replay for 90 days starting 02:00 PM EST on the day of the call.

FOR FINANCIAL TABLE SEE ATTACHMENT

About Tower Semiconductor and its New Fab

Tower Semiconductor Ltd. is an independent wafer manufacturer, strategically focused on advanced Flash memory and CMOS Image Sensor technologies. Tower provides manufacturing and turnkey services for integrated circuits (IC) on silicon wafers in geometries from 1.0 to 0.35 micron, using its advanced technological capabilities and the proprietary designs of its customers. For additional information regarding Tower, please visit www.towersemi.com.

Tower is now building an advanced Fab facility adjacent to its current facility in Migdal Haemek, Israel. When completed, the new fab, referred to as "Fab 2", will employ approximately 1,000 employees and produce up to 33,000 200-mm wafers per month in geometries of 0.18 micron and below, using advanced CMOS technology from Toshiba.

Safe Harbor

This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. Potential risks and uncertainties include, without limitation, risks and uncertainties associated with the following: (i) the need to obtain additional financing for the Fab 2 project from equity and/or wafer partners (ii) satisfaction of the conditions under the agreements with the Fab 2 equity and wafer partners, the Israeli Investment Center and Tower's banks; (iii) completing the construction of a new wafer manufacturing facility; (iv) conditions in the market for foundry manufacturing services and in the market for semiconductor products generally; (v) successful completion of the development and/or transfer of advanced CMOS process technologies to be utilized in Tower's existing facility and in Fab 2; (vi) obtaining additional business from new and existing customers, (vii) market acceptance and competitiveness of the

products to be manufactured by Tower for customers using these technologies; and, (viii) ramp-up of production at Fab 2. A more complete discussion of certain risks and uncertainties that may affect the accuracy of these statements, and Tower's business generally is included at "Item 3. Key Information--Risk Factors" in Tower's most recent Annual Report on Form 20-F and under the caption "Risk Factors" in Exhibit C to the Company's report on Form 6-K for the month of January 2002, as filed with the Securities and Exchange Commission.

This press release and prior Tower press releases are available at www.towersemi.com

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data and per share data)

	As of December 31, 2001	As of December 31, 2000
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 19,610	$ 10,262
Short-term interest-bearing deposits	10,044	8,445
Cash and short-term interest-bearing deposits designated for investments relating to Fab 2	3,548	--
Trade accounts receivable (net of allowance for doubtful accounts of $215 and $0, respectively)	3,321	11,923
Other receivables	21,250	10,705
Inventories	8,428	15,624
Other current assets	1,219	1,783
Total current assets	67,420	58,742
LONG-TERM INVESTMENTS	6,000	8,850
PROPERTY AND EQUIPMENT, NET	340,724	92,505
OTHER ASSETS	57,910	19,201
TOTAL ASSETS	$ 472,054	$ 179,298
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Short-term debt	$ 14,000	$ --
Trade accounts payable	64,484	23,837
Due to related parties	128	230
Other current liabilities	5,143	6,040
Total current liabilities	83,755	30,107
LONG-TERM DEBT	115,000	12,064
LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES	17,910	--
OTHER LONG-TERM LIABILITIES	2,584	2,479
COMMITMENTS AND CONTINGENCIES		
Total liabilities	219,249	44,650
SHAREHOLDERS' EQUITY		
Ordinary shares, NIS 1 par value - authorized 70,000,000 and 40,000,000 shares, respectively; issued 26,297,102 and 13,562,606 shares, respectively	7,448	4,404
Additional paid-in capital	307,865	144,538
Proceeds on account of a warrant	--	9,990
Shareholder receivables and unearned compensation	(195)	(493)
Accumulated deficit	(53,241)	(14,719)
	261,877	143,720
Treasury stock, at cost - 1,300,000 shares	(9,072)	(9,072)
Total shareholders' equity	252,805	134,648
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 472,054	$ 179,298

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

	Year ended December 31, 2001	Year ended December 31, 2000	Three months ended December 31, 2001	Three months ended December 31, 2000
SALES	$ 52,372	$ 104,775	$ 8,833	29,242
COST OF SALES (1)	76,733	88,787	14,607	22,782
GROSS PROFIT (LOSS)	(24,361)	15,988	(5,774)	6,460
OPERATING COSTS AND EXPENSES				
Research and development (2)	9,556	8,965	2,713	2,146
Marketing, general and administrative (3)	14,489	11,428	3,226	3,401
	24,045	20,393	5,939	5,547
OPERATING INCOME (LOSS)	(48,406)	(4,405)	(11,713)	913
FINANCING INCOME (EXPENSES), NET (4)	1,465	1,394	(401)	68
OTHER INCOME (EXPENSE), NET	8,419	(478)	2,843	(631)
INCOME (LOSS) BEFORE INCOME TAX EXPENSE	(38,522)	(3,489)	(9,271)	350
INCOME TAX EXPENSE	--	(500)	--	--
NET INCOME (LOSS)	$ (38,522)	$ (3,989)	$ (9,271)	350
BASIC EARNING (LOSS) PER ORDINARY SHARE				
Earnings (loss) per share (5)	$ (1.92)	$ (0.26)	$ (0.41)	$ 0.03

(1) Cost of sales expenses for the year and for the three months ended December 31, 2001 include $3.8M and $0.4M of non-capitalized expenses relating to Fab2, respectively ($0.2 and $0.1 for the year and for the three months ended December 31, 2000, respectively).

(2) Research and development expenses for the year and for the three months ended December 31, 2001 include $5.5M and $2.4M of non-capitalized expenses relating to Fab2, respectively ($0 for the year and for the three months ended December 31, 2000).

(3) Marketing, general and administrative expenses for the year and for the three months ended December 31, 2001 include $6.8M and $1.6M of non-capitalized expenses relating to Fab2, respectively ($1.5 and $0.8 for the year and for the three months ended December 31, 2000, respectively).

(4) Financing income (expenses), net for the year and for the three months ended December 31, 2001 include $2.1M and $(0.2M) of non-capitalized Financing income (expenses), net relating to Fab2, respectively ($0 for the year and for the three months ended December 31, 2000).

(5) Basic and diluted earning (loss) per share in accordance with U.S. GAAP would be $(1.95) and $(0.41) for the year and for the three months ended December 31, 2001, respectively [$(0.33) and $0.03 for the year and for the three months ended December 31, 2000, respectively].

EXHIBIT C- FINANCIAL STATEMENTS

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
BALANCE SHEETS	2
STATEMENTS OF OPERATIONS	3
STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY	4
STATEMENTS OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6-35

Brightman Almagor
1 Azrieli Center
Tel Aviv 67021
P.O.B. 16593, Tel Aviv 61164
Israel

Tel: +972 (3) 608 5555
Fax: +972 (3) 609 4022
info@deloitte.co.il
www.deloitte.co.il

Deloitte & Touche
Brightman Almagor

**INDEPENDENT AUDITORS' REPORT
TO THE SHAREHOLDERS OF
TOWER SEMICONDUCTOR LTD.**

We have audited the accompanying consolidated balance sheets of Tower Semiconductor Ltd. (the "Company") and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's Board of Directors and management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Board of Directors and management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company and subsidiary as of December 31, 2001 and 2000, and the consolidated results of their operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001, in accordance with accounting principles generally accepted in Israel. As applicable to these financial statements, such accounting principles are substantially identical in all material respects to accounting principles generally accepted in the United States of America, except as indicated in Note 18.

Brightman Almagor & Co.

Brightman Almagor & Co.
Certified Public Accountants
A member of Deloitte & Touche

Tel Aviv, Israel
January 30, 2002

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(dollars in thousands, except share data and per share data)

	Note	As of December 31, 2001	2000
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		$ 19,610	$ 10,262
Short-term interest-bearing deposits		10,044	8,445
Cash and short-term interest-bearing deposits designated for investments relating to Fab 2		3,548	--
Trade accounts receivable (net of allowance for doubtful accounts of $215 and $0, respectively)	14	3,321	11,923
Other receivables	3	21,250	10,705
Inventories	4	8,428	15,624
Other current assets		1,219	1,783
Total current assets		67,420	58,742
LONG-TERM INVESTMENTS	5	6,000	8,850
PROPERTY AND EQUIPMENT, NET	6	340,724	92,505
OTHER ASSETS	7	57,910	19,201
TOTAL ASSETS		$ 472,054	$ 179,298
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Short-term debt	9,11	$ 14,000	$ --
Trade accounts payable		64,484	23,837
Due to related parties	8	128	230
Other current liabilities	10	5,143	6,040
Total current liabilities		83,755	30,107
LONG-TERM DEBT	11	115,000	12,064
LONG-TERM LIABILITY IN RESPECT OF CUSTOMERS' ADVANCES	16	17,910	--
OTHER LONG-TERM LIABILITIES	12	2,584	2,479
COMMITMENTS AND CONTINGENCIES	16		
Total liabilities		219,249	44,650
SHAREHOLDERS' EQUITY			
Ordinary shares, NIS 1 par value - authorized 70,000,000 and 40,000,000 shares, respectively; issued 26,297,102 and 13,562,606 shares, respectively	13	7,448	4,404
Additional paid-in capital		307,865	144,538
Proceeds on account of a warrant	16	--	9,990
Shareholder receivables and unearned compensation		(195)	(493)
Accumulated deficit		(53,241)	(14,719)
		261,877	143,720
Treasury stock, at cost - 1,300,000 shares	13	(9,072)	(9,072)
Total shareholders' equity		252,805	134,648
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		$ 472,054	$ 179,298

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS
(dollars in thousands, except share data and per share data)

		Year ended December 31,		
	Note	2001	2000	1999
SALES	14,16D	$ 52,372	$ 104,775	$ 69,815
COST OF SALES (*)		76,733	88,787	77,033
GROSS PROFIT (LOSS)		(24,361)	15,988	(7,218)
OPERATING COSTS AND EXPENSES				
Research and development		9,556	8,965	9,238
Marketing, general and administrative (*)		14,489	11,428	8,710
		24,045	20,393	17,948
OPERATING LOSS		(48,406)	(4,405)	(25,166)
FINANCING INCOME, NET		1,465	1,394	2,277
OTHER INCOME (EXPENSE), NET		8,419	(478)	17
LOSS BEFORE INCOME TAX BENEFIT (EXPENSE)		(38,522)	(3,489)	(22,872)
INCOME TAX BENEFIT (EXPENSE)	15	--	(500)	2,405
LOSS FOR THE YEAR		$ (38,522)	$ (3,989)	$ (20,467)
BASIC LOSS PER ORDINARY SHARE				
Loss per share		$ (1.92)	$ (0.26)	$ (1.54)
Loss used to compute basic loss per share		$ (38,459)	$ (3,544)	$ (20,219)
Weighted average number of ordinary shares outstanding - in thousands		20,020	13,676	13,156

(*) Includes non capitalized expenses relating to Fab 2. For further details see Note 16A.

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands, except share data and per share data)

	Ordinary shares		Additional paid-in capital	Proceeds on account of a warrant	Shareholder receivables and unearned compensation	Accumulated earnings (deficit)	Treasury stock	Total
	Shares	Amount						
BALANCE - JANUARY 1, 1999	13,241,502	$ 4,324	$ 138,354	$ --	$ (981)	$ 9,737	$ (8,109)	$ 143,325
Exercise of share options	22,091	5	185					190
Amortization of unearned compensation					10			10
Repayment of shareholder receivables					26			26
Purchase of treasury stock							(963)	(963)
Loss for the year						(20,467)		(20,467)
BALANCE - DECEMBER 31, 1999	13,263,593	$ 4,329	$ 138,539	$ --	$ (945)	$ (10,730)	$ (9,072)	$ 122,121
Exercise of share options	299,013	75	2,566					2,641
Unearned compensation - employees			1,857		(1,857)			--
Unearned compensation - consultants			1,576					1,576
Amortization of unearned compensation					1,691			1,691
Repayment of shareholder receivables					618			618
Proceeds on account of a warrant				9,990				9,990
Loss for the year						(3,989)		(3,989)
BALANCE - DECEMBER 31, 2000	13,562,606	$ 4,404	$ 144,538	$ 9,990	$ (493)	$ (14,719)	$ (9,072)	$ 134,648
Issuance of shares, net of related costs	11,930,675	2,850	147,798					150,648
Exercise of a warrant	772,667	187	9,813	(9,990)				10
Exercise of share options	31,154	7	265					272
Cancellation of unearned compensation in respect of non-vested options, net			(15)		15			--
Stock-based compensation related to the Facility Agreement with the Banks, Note 13B(5)			5,466					5,466
Amortization of unearned compensation					283			283
Loss for the year						(38,522)		(38,522)
BALANCE - DECEMBER 31, 2001	26,297,102	$ 7,448	$ 307,865	$ --	$ (195)	$ (53,241)	$ (9,072)	$ 252,805

See notes to consolidated financial statements.

TOWER SEMICONDUCTOR LTD. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands, except share data and per share data)

	Year ended December 31,		
	2001	2000	1999
CASH FLOWS - OPERATING ACTIVITIES			
Loss for the year	$ (38,522)	$ (3,989)	$ (20,467)
Adjustments to reconcile loss for the year to net cash provided by (used in) operating activities:			
Income and expense items not involving cash flows:			
Depreciation and amortization	21,721	25,917	26,643
Other expense (income), net	(8,419)	478	(17)
Deferred income tax benefit	–	–	(2,405)
Earnings on marketable debt securities	–	(67)	(981)
Changes in assets and liabilities:			
Decrease (increase) in trade accounts receivable	8,602	(3,821)	(3,057)
Decrease (increase) in other receivables and other current assets	649	(894)	1,026
Decrease (increase) in inventories	8,402	(2,113)	(3,672)
Increase (decrease) in trade accounts payable	(5,190)	(710)	525
Increase (decrease) in due to related parties	(102)	159	29
Increase (decrease) in other current liabilities	(897)	564	3,182
Increase in other long-term liabilities	105	1,421	33
	(13,651)	16,945	839
Increase (decrease) in long-term liability in respect of customers' advances	17,910	(760)	(4,876)
Net cash provided by (used in) operating activities	4,259	16,185	(4,037)
CASH FLOWS - INVESTING ACTIVITIES			
Increase in cash and short-term interest-bearing deposits designated for investments relating to Fab 2	(3,548)	–	–
Investments in property and equipment	(295,203)	(53,530)	(15,297)
Investment grants received	56,454	14,599	2,530
Proceeds from sale of equipment	229	168	90
Investments in other assets	(32,098)	(16,121)	(1,075)
Decrease (increase) in deposits, net	(1,599)	22,930	587
Investments in marketable debt securities	–	–	(14,467)
Proceeds from realization of marketable debt securities	–	5,127	35,548
Proceeds from sale of (Investments in) long-term investments	11,050	(2,850)	–
Net cash provided by (used in) investing activities	(264,715)	(29,677)	7,916
CASH FLOWS - FINANCING ACTIVITIES			
Proceeds from issuance of shares, net	152,586	–	–
Proceeds from exercise of share options	272	2,641	190
Proceeds on account of a warrant and exercise of a warrant	10	9,990	–
Increase in short-term debt	10,000	–	74
Decrease in long-term debt	(15,064)	–	(21)
Proceeds from long-term debt	122,000	–	–
Purchase of treasury stock	–	–	(963)
Repayment of shareholder receivables	–	618	26
Net cash provided by (used in) financing activities	269,804	13,249	(694)
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	9,348	(243)	3,185
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	10,262	10,505	7,320
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 19,610	$ 10,262	$ 10,505
NON-CASH ACTIVITIES			
Investments in property and equipment	$ 41,610	$ 11,097	$ 100
Exercise of a warrant	$ 9,990		
Stock-based compensation related to the Facility Agreement with the Banks	$ 5,466		
Investments in other assets	$ 4,357	$ 1,117	
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION			
Cash paid during the year for interest	$ 3,143	$ 866	$ 669
Cash paid during the year for income taxes	$ 1,819	$ 1,090	$ 73

See notes to consolidated financial statements.

NOTE 1 - DESCRIPTION OF BUSINESS AND GENERAL

A. Description of Business

Tower Semiconductor Ltd. (the "Company"), incorporated in Israel, commenced operations in March 1993. The Company is an independent "wafer" manufacturer of semiconductor integrated circuits on silicon wafers in geometries from 1.0 to 0.35 micron. As a foundry, the Company manufactures wafers using its advanced technological capabilities and the proprietary integrated circuit designs of its customers. In addition, the Company also offers certain integrated circuit design services.

The industry in which the Company operates is characterized by wide fluctuations in supply and demand. Such industry is also characterized by the complexity and sensitivity of the manufacturing process, by high levels of fixed costs, and by the need for constant improvements in production technology.

Since October 1994 the Company's Ordinary Shares are traded on the Nasdaq National Market. Starting from January 2001 the Company's shares are traded also on the Tel Aviv Stock Exchange.

B. Establishment of New Fabrication Facility

In January 2001 the Company's Board of Directors approved the establishment of a new wafer fabrication facility in Israel ("Fab 2"), at an expected cost of approximately $1,500,000. The Company entered into several related agreements and arrangements in connection with Fab 2, including agreements and other arrangements with technology and Wafer Partners, equity investors, the Company's Banks and the government of Israel. The Fab 2 project is a complex undertaking, which entails substantial risks and uncertainties. For further details concerning such agreements, risks and uncertainties, see Note 16A.

C. Use of Estimates in Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company's consolidated financial statements are presented in accordance with generally accepted accounting principles ("GAAP") in Israel. See Note 18 for the material differences between GAAP in Israel and in the United States of America.

A. Principles of Consolidation

The Company's financial statements include the financial statements of the Company and its wholly owned marketing subsidiary in the United States of America, after elimination of material intercompany transactions and balances.

B. Cash and Cash Equivalents

Cash and cash equivalents consist of deposits in banks and short-term investments (primarily time deposits and certificates of deposit) with original maturities of three months or less.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

C. Allowance for Doubtful Accounts

The allowance for doubtful accounts is computed on the specific identification basis for accounts whose collectibility, in management's estimation, is uncertain.

D. Inventories

Inventories are stated at the lower of cost or market. Cost is determined for raw materials, spare parts and supplies on the basis of average cost per unit. Cost is determined for work in process and finished goods on the basis of actual production cost.

E. Long-Term Investments

Long-term investments in other entities, over whose operating and financial policies the Company does not have the ability to exercise significant influence, are presented at cost. See Note 18E for disclosure in accordance with U.S. GAAP regarding marketable securities available for sale.

F. Property and Equipment

Property and equipment are presented at cost, including capitalization of interest and related expenses incurred prior to initial operation of the property and equipment, net of investment grants received or receivable, and less accumulated depreciation and amortization. Depreciation is calculated based on the straight-line method over the estimated economic lives of the assets or terms of the related leases, as follows:

Land and buildings under capital lease	14-25 years
Machinery and equipment	5 years
Transportation vehicles	7 years

Management reviews long-lived assets on a periodic basis, as well as when such a review is required based upon relevant circumstances, to determine, based on estimated future cash flows, whether events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable.

G. Other Assets

Amortization of expenses in relation to Fab 2 technology shall commence on the date in which Fab 2 is placed in operation, based on the straight-line method over the expected estimated economic lives of such technology (4 years). Amortization of prepaid finance expenses included in other assets in relation to funding the establishment of Fab 2, shall commence on the date in which Fab 2 is placed in operation, based on the repayment schedule of such funding (in general, 6 years).

H. Income Taxes

The Company records deferred income taxes to reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and for tax purposes. Deferred taxes are computed based on the tax rates anticipated to be in effect (under applicable law at the time the financial statements are prepared) when the deferred taxes are expected to be paid or realized.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

H. Income Taxes (cont.)

Deferred tax liabilities and assets are classified as current or noncurrent based on the classification of the related asset or liability for financial reporting, or according to the expected reversal dates of the specific temporary differences, if not related to an asset or liability for financial reporting. Deferred tax liabilities are recognized for temporary differences that will result in taxable amounts in future years. Deferred tax assets are recognized for temporary differences which will result in deductible amounts in future years and for carryforwards. A valuation allowance against such deferred tax asset is recognized if it is more likely than not that some portion or all of the deferred tax asset will not be realized.

I. Revenue Recognition

Revenues are recognized upon shipment or as services are rendered when title has been transferred and collectibility is reasonably assured. An accrual for estimated returns, computed primarily on the basis of historical experience, is recorded at the time when revenues are recognized.

J. Research and Development

Research and development costs are charged to operations as incurred. Amounts received or receivable from the government of Israel and others, as participation in research and development programs, are offset against research and development costs.

K. Loss per Ordinary Share

Basic loss per ordinary share is calculated based on the weighted average number of ordinary shares outstanding for each period presented, including retroactive effect for the beginning of each period of shares issued upon exercise of share options during such period, and give effect to shares issuable from options whose exercise is probable based on specific calculations. See Note 18A for disclosure of loss per share data in accordance with U.S. GAAP.

L. Derivative Financial Instruments

The Company, from time to time, enters into foreign exchange agreements as a hedge against non-dollar equipment purchase and other firm commitments. Gains and losses on such agreements through the date that the equipment is received or the commitment is realized are deferred, while gains and losses subsequent thereto, through the date of actual payment of the liability, are included in financing income, net.

In addition, the Company, from time to time, enters into agreements to hedge interest rate exposure on long-term loans. Gains and losses on such agreements are recognized on a current basis in accordance with the terms of these agreements, and expensed or capitalized as appropriate based on the circumstances.

See Note 18C for disclosure of the derivative financial instruments in accordance with U.S. GAAP.

(dollars in thousands, except share data and per share data)

NOTE 2 - **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** (cont.)

M. Functional Currency and Transaction Gains and Losses

The currency of the primary economic environment in which the Company conducts its operations is the U.S. dollar ("dollar"). Accordingly, the Company uses the dollar as its functional and reporting currency. Financing income, net in 2001, 2000 and 1999 reflects immaterial net foreign currency transaction results.

N. Stock-Based Compensation

The Company accounts for employee stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and authoritative interpretations thereof. Accordingly, the Company accounts for share options granted to employees and directors based on the intrinsic value of the options on the measurement date. The compensation cost of options without a fixed measurement date is remeasured at each balance sheet date. Deferred compensation is amortized to compensation expense over the vesting period of the options. See Note 13B(6) for pro forma disclosures required by SFAS 123.

The Company accounts for stock-based compensation of non-employees using the fair value method in accordance with Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123") and EITF 96-18.

O. Recent Accounting Pronouncements by the FASB

(1) ***Business Combinations*** – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations". Adoption of SFAS No. 141 does not have and is not expected to have any impact on the Company's financial position and results of operations.

(2) ***Goodwill and Other Intangible Assets*** – In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets". This statement addresses how intangible assets that are acquired individually, with a group of other assets or in connection with a business combination should be accounted for in financial statements upon and subsequent to their acquisition. The new statement establishes specific criteria for the recognition of intangible assets separately from goodwill. The Company will adopt SFAS No. 142 on January 1, 2002, as required by the new statement, and does not expect it to have a material impact on its financial position or its results of operations.

(3) ***Accounting for Asset Retirement Obligations*** – In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for fiscal years beginning after June 15, 2002. While the Company is currently evaluating the impact of the adoption of SFAS No. 143 will have on its financial position and results of operations, it does not expect such impact to be material.

(dollars in thousands, except share data and per share data)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

O. Recent Accounting Pronouncements by the FASB (cont.)

(4) *Accounting for the Impairment or Disposal of Long-Lived Assets* – In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, supercedes SFAS No. 121 and is effective for fiscal years beginning after December 15, 2001. While the Company is currently evaluating the impact the adoption of SFAS No. 144 will have on its financial position and results of operations, it does not expect such impact to be material.

P. Reclassification

Certain amounts in prior years' financial statements have been reclassified in order to conform to the 2001 presentation.

NOTE 3 - OTHER RECEIVABLES

Other receivables consist of the following:

	As of December 31,	
	2001	2000
Government of Israel - investment grants receivable	$ 18,083	$ 8,135
Other government agencies	3,167	2,570
	$ 21,250	$ 10,705

NOTE 4 - INVENTORIES

Inventories consist of the following (*):

	As of December 31,	
	2001	2000
Raw materials	$ 2,739	$ 3,865
Spare parts and supplies	3,216	3,456
Work in process	1,673	6,948
Finished goods	800	1,355
	$ 8,428	$ 15,624

(*) Net of write-downs to net realizable value of $412 and $232 as of December 31, 2001 and 2000, respectively.

(dollars in thousands, except share data and per share data)

NOTE 5 - LONG-TERM INVESTMENTS

A. Composition

	As of December 31, 2001	As of December 31, 2000
Saifun	$ 6,000	$ 6,000
Virage Logic Corp.	--	1,500
Azalea	--	1,100
Other	--	250
	$ 6,000	$ 8,850

B. **Saifun** - The investment in Saifun Semiconductor Ltd. ("Saifun"), an Israeli company which designs and develops memory designs, is based on an agreement between the Company and Saifun signed in October 1997. During 2000, pursuant to the agreement and as part of a private placement, the Company invested an additional $1,750 in Saifun. The Company's share in Saifun's equity as of December 31, 2001 and 2000 was 12.3% and 12.9%, respectively (on a fully-diluted basis – 11.1% and 11.8%, respectively).

C. **Virage Logic Corp.** – Virage Logic Corp. is a Delaware corporation which provides semiconductor companies with memory designs for systems contained on silicon chip. In July 2000, Virage Logic Corp. completed an initial public offering of its shares which trade on the NASDAQ National Market. During the year ended December 31, 2001 the Company sold all of its shareholdings in Virage Logic Corp. for an aggregate of $11,050 and for a gain of $9,550. See Note 18E for presentation of the Company's investment in Virage Logic Corp. in accordance with U.S. GAAP.

D. **Azalea** - In September 2000, the Board of Directors of the Company approved the investment of $1,100 in Azalea Microelectronics Corporation ("Azalea"), a California corporation that, among other, develops and designs microelectronics modules, in exchange for 13% of Azalea's share capital. In addition, the Company and Azalea signed a development agreement for the development by Azalea of certain modules based on the Company's technologies. Due to management estimate based on certain circumstances indicating that the carrying amount of the Company's investment in Azalea may not be recoverable, the Company wrote-down, during the third quarter of 2001, its entire investment in Azalea.

E. Under certain provisions in force through September 30, 2003, stipulated in the Facility Agreement entered into by the Company in connection with Fab 2 (see Note 16A(4)), the Company might be obliged to dispose some or all its long term investments. For liens, see Note 16A(4).

(dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET

A. Composition

	As of December 31,	
	2001	2000
Cost (1), (2):		
Land and buildings under capital lease	$ 163,148	$ 39,010
Machinery and equipment	320,632	176,394
Transportation vehicles	4,551	3,426
	488,331	218,830
Accumulated depreciation and amortization:		
Land and buildings under capital lease	11,561	9,579
Machinery and equipment	134,369	115,337
Transportation vehicles	1,677	1,409
	147,607	126,325
	$ 340,724	$ 92,505

(1) As of December 31, 2001 and 2000, the cost of property and equipment included costs relating to Fab 2 (see Note 1B) in the amount of $262,644 and $6,983, respectively. Said amounts were net of investment grants of $60,754 and $0, respectively. Depreciation expenses shall be recorded on the date in which Fab 2 is placed in operation.

(2) As of December 31, 2001, the cost of buildings, machinery and equipment was reflected net of investment grants of $167,969 (as of December 31, 2000 - $101,018).

B. Investment Grants

In connection with the formation of the Company, the Investment Center of the Ministry of Industry and Trade of the State of Israel ("Investment Center"), under its "approved enterprise" program, approved an investment program for expenditures on buildings and equipment in the aggregate amount (as amended) of approximately $96,850. The Company completed its investments under this program, and received final approval from the Investment Center in November 1997.

In January 1996, an investment program ("1996 program") for expansion of the Company's plant in the aggregate amount (as amended in December 1999 and 2001) of $228,680 was approved by the Investment Center. The approval certificate provides for a benefit track entitling the Company to investment grants at a rate of 34% of the investments included in such certificate made through December 31, 2001. The Company completed its investments under the 1996 program in December 2001 and invested through such date approximately $207,000.

With regard to the Fab 2 approved program, approved by the Investment Center in December 2000, see Note 16A(6).

(dollars in thousands, except share data and per share data)

NOTE 6 - PROPERTY AND EQUIPMENT, NET (cont.)

B. Investment Grants (cont.)

Receipt of the above grants is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received plus interest and certain inflation adjustments. In order to assure fulfillment of the conditions related to the receipt of investment grants, floating liens were registered in favor of the State of Israel on substantially all assets of the Company. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements.

C. For liens see Note 16A(4).

NOTE 7 - OTHER ASSETS

Other assets consist of the following:	As of December 31, 2001	As of December 31, 2000
In relation to Fab 2:		
Technology - Note 16A(1)	$ 43,664	$ 15,691
Deferred financing charges	13,125	520
Other	629	2,138
Other	492	852
	$ 57,910	$ 19,201

NOTE 8 - RELATED PARTIES BALANCES AND TRANSACTIONS

A. Balances

	As of December 31, 2001	As of December 31, 2000
Trade accounts receivable	$ 410	
Current liabilities	$ 128	$ 230

B. Transactions

	Year ended December 31, 2001	2000	1999
Sales	$ 4,339		
Management fees	$ --	$ 480	$ 480
Purchases of raw materials	$ 2,460		
Development costs – Note 5D	$ 225		
Expense reimbursements	$ 290	$ 57	$ 89
Royalties received – Note 16F(2)	$ 500	$ 200	
Royalties paid/payable – Note 16F(2)	$ 300	$ 187	$ 190

C. For commitments and contingencies relating to Fab 2 Wafer Partners and Equity Investors agreements - see Note 16A.

(dollars in thousands, except share data and per share data)

NOTE 9 - SHORT-TERM DEBT

Short-term debt consist of the following:	As of December 31, 2001	2000
Short-term debt from banks (*)	$ 10,000	$ --
Current maturities of long-term debt (Note 11B)	4,000	--
	$ 14,000	$ --

(*) The short-term debt, designated for funding the Company's activities not-related to Fab 2, is repayable in February 2002 and bears interest, payable every three months commencing in May 2001, at 0.425% over the rate that the Company earns on deposits maintained by the Company at the banks. Any portion of the short-term debt not covered by such deposits bears annual interest at the three-month USD Libor rate plus 1%.

NOTE 10 - OTHER CURRENT LIABILITIES

Other current liabilities consist of the following:	As of December 31, 2001	2000
Accrued salaries	$ 2,741	$ 2,068
Vacation accrual	2,199	2,356
Government agency	--	1,483
Other	203	133
	$ 5,143	$ 6,040

NOTE 11 - LONG-TERM DEBT

A. During the second half of 2001, the Company borrowed from its Banks an aggregate of $102,000 under the Facility Agreement described in Note 16A(4). Loans received bear interest based on the three-month USD Libor rate plus 1.55%, payable at the end of each quarter. Based on the terms of the collar agreements with a knock-out feature for hedging the interest rate exposure, such loans bear interest at a rate of 5.83% as of December 31, 2001.

B. In February 2001, the Company's Banks agreed to provide the Company with a credit facility in an aggregate amount, as amended, of $30,000, designated for funding the Company's activities not related to Fab 2. In February 2001, the Company borrowed said amount, divided into $10,000 in short-term debt and $20,000 in long-term debt. The long-term debt generally bears interest at the of three-month USD Libor rate plus 1.5%, payable at the end of each quarter. As of the balance sheet date the Company had repaid $3,000 of the long-term debt.

In the framework of this new credit facility agreement, which has not yet been formally signed, the Company repaid the entire $12,064 long-term debt outstanding to the Banks as of December 31, 2000.

C. With regard to the Facility Agreement between the Company and the Banks for financing the construction of Fab 2, see Note 16A(4).

(dollars in thousands, except share data and per share data)

NOTE 11 - LONG-TERM DEBT (cont.)

D. Repayment Schedule

The balance of the long-term debt as of December 31, 2001, is repayable as follows:

2002 – current maturities	$ 4,000
2003	4,000
2004	17,667
2005	38,000
2006 and thereafter	55,333
	115,000
	$119,000

E. The agreements with the Company's Banks restrict the Company's ability to place liens on its assets (other than to the State of Israel in respect of investment grants) without the prior consent of the Banks. Furthermore, the agreements contain certain restrictive financial covenants (see also Note 16A(4)). As of December 31, 2001, the Company was in full compliance with such covenants.

NOTE 12 - OTHER LONG-TERM LIABILITIES

A. Composition

	As of December 31,	
	2001	2000
Net liability for employee termination benefits (see B below):		
Gross obligation	$ 12,918	$ 10,431
Amounts funded through deposits to severance pay funds and purchase of insurance policies	(10,334)	(7,952)
	$ 2,584	$ 2,479

B. Employee Termination Benefits

Israeli law and labor agreements determine the obligations of the Company to make severance payments to dismissed employees and to employees leaving employment under certain other circumstances. The liability for severance pay benefits, as determined by Israeli Law, is based upon length of service and the employee's most recent monthly salary. This liability is primarily covered by regular deposits made by the Company into recognized severance and pension funds and by insurance policies purchased by the Company. The amounts so funded are not reflected on the balance sheets, since they are controlled by the fund trustees and insurance companies and are not under the control and management of the Company. For presentation of employees' termination benefits in accordance with U.S GAAP, see Note 18F.

Costs relating to employee termination benefits were approximately $4,379, $3,126 and $2,139 for 2001, 2000 and 1999, respectively.

(dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY

A. Description of Ordinary Shares

As of December 31, 2001 and 2000, the Company had 70,000,000 and 40,000,000 authorized par value NIS 1.00 Ordinary Shares, respectively, of which 24,997,102 and 12,262,606, respectively, were issued and outstanding (net of 1,300,000 Ordinary Shares held by the Company as of such dates). As of the approval date of the financial statements, the Company had agreed, under various agreements related to Fab 2 investors, to issue no fewer than 4,806,512 and no more than 5,935,846 additional Ordinary Shares of the Company (see Note 16A(1), (2) and (3)).

Holders of Ordinary Shares are entitled to participate equally in the payment of cash dividends and bonus share (stock dividend) distributions and, in the event of the liquidation of the Company, in the distribution of assets after satisfaction of liabilities to creditors. Each ordinary share is entitled to one vote on all matters to be voted on by shareholders.

B. Share Option Plans

(1) Employee Share Options

(a) *General* - The Company has granted to its employees options to purchase its Ordinary Shares under several option plans adopted by the Company since 1994 through 2001. The particular provisions of each plan and individual grant vary as to vesting period, exercise price, exercise period and other terms. Generally, the options are granted at an exercise price which equal to not less than 85% of the market value of the Ordinary Shares at the date of grant (through December 31, 2001, most of the options were granted at an exercise price equal to the market value of the underlying shares at the date of grant); vest over four-year period according to various vesting schedules; and are not exercisable beyond ten years from the first grant date under each plan.

(b) ***Options Granted to Certain Employees in May 1998*** - In April 2000, the Board of Directors of the Company approved certain changes in the terms of these options which would allow the determination as of such date of a fixed aggregate unearned compensation expense for all options granted under the plan. As a result, commencing this date, options under the plan are accounted for under "fixed plan" accounting. The aggregate unearned compensation related to the plan as of April 2000 of $2,142, is being amortized over the relevant amortization periods. The statement of operations for the year ended December 31, 2000 includes amortization of unearned compensation of $1,691, of which $1,103, $420, and $168, were recorded in cost of sales, research and development and marketing, general and administrative expenses, respectively. Total amortization for 2001 amounted to $283.

(c) ***Options Granted to a Director in 2000 and 2001*** – During 2000 and 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved the grant of options to purchase up to 50,000 and 21,500, respectively, Ordinary Shares of the Company to a director of the Company at an exercise price of $20.00 and $10.75, respectively, per share. The first third of the options vested upon grant and the remaining two thirds vest through June 2002 and August 2003, respectively. The options may be exercised for a period of three years from the date on which they become vested.

(dollars in thousands, except share data and per share data)

NOTE 13 - **SHAREHOLDERS' EQUITY** (cont.)

B. Share Option Plans (cont.)

(1) Employee Share Options (cont.)

(d) ***Options Granted to the Co-CEOs in October 1998 and May 2001*** - In October 1998 and May 2001, the Board of Directors of the Company approved share option plans pursuant to which each of the Company's two Co-Chief Executive Officers was granted the right to purchase up to 300,000 and 100,000, respectively, Ordinary Shares of the Company at an exercise price of $7.00 and $11.81, respectively, the market price of the Company's shares on the dates of grant. Due to the fulfillment during 2000 of accelerated vesting criteria provided by the October 1998 plan, as of December 31, 2001 and 2000 all the options under this plan are fully vested and may be exercised for a period of five years from the date they become exercisable. Options granted under the May 2001 plan are exercisable for a period of ten years, and vest over a four-year period according to various vesting schedules.

(e) ***Options Granted in July 2001 to Non-Employee Directors*** – During 2001, the Audit Committee, the Board of Directors of the Company and the general meeting of the Company's shareholders approved a stock option plan pursuant to which the Company's Board members will be granted options to purchase up to 400,000 Ordinary Shares of the Company (40,000 to each eligible director appointed to the Board of Directors) at an exercise price of $8.88, the market price of the Company's shares on the date of the approval of the plan by the Company's Board of Directors. As of December 31, 2001 280,000 options had been granted under the plan. Options granted shall become vested over a four-year period according to various vesting schedules, and may not be exercisable, in general, beyond five years from the date upon which they first become exercisable.

(f) ***Options Approved and Not Yet Granted*** – As of January 1, 2002, there were 1,313,925 options available for grant, which had not yet been designated for identified employees and directors.

In September 2000, the Company's Board of Directors provided that on January 1 of each year commencing January 1, 2001 and ending January 1, 2005, the total number of options available for grant under all the Company's share option plans is to be increased by an amount equal to 4% of the outstanding Ordinary Shares of the Company on such date, provided that the maximum number of options available for grant at any time shall not exceed 12% of the outstanding Ordinary Shares of the Company, and that additional options may not be granted if the total number of unvested options outstanding under all the Company's share option plans exceeds 12% of the outstanding Ordinary Shares of the Company. Accordingly, in January 2002 and 2001, 999,884 and 490,504 options, respectively, were added to the Company's share option plans, available for grant subject to the general terms described in paragraph (a) above.

(dollars in thousands, except share data and per share data)

NOTE 13 - **SHAREHOLDERS' EQUITY** (cont.)

B. Share Option Plans (cont.)

(2) Summary of the Status of all the Company's Employee Share Option Plans

A summary of the status of all the Company's employee share option plans as of December 31, 2001, 2000 and 1999, as well as changes during each of the years then ended, is presented below (for options granted to the Banks and a consultant, see paragraph B(5) below):

	2001		2000		1999	
	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price	Number of share options	Weighted average exercise price
Outstanding as of beginning of year	2,376,543	13.34	1,894,773	$ 8.08	1,781,783	$ 8.25
Granted	1,583,722	10.20	871,300	23.06	247,000	7.78
Exercised	(31,154)	8.76	(299,013)	8.83	(22,091)	8.80
Terminated	--		--		--	
Forfeited	(211,341)	15.30	(90,517)	11.06	(111,919)	9.42
Outstanding as of end of year	3,717,770	11.94	2,376,543	13.34	1,894,773	8.08
Options exercisable as of end of year	1,080,867	7.79	1,146,972	9.08	486,911	9.22

(3) Summary of Information about Employee Share Options Outstanding

The following table summarizes information about employee share options outstanding as of December 31, 2001:

	Outstanding as of December 31, 2001			Exercisable as of December 31, 2001	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
5.40 - 6.24	55,000	8.77	5.94	--	--
7.00 - 7.50	754,000	4.04	7.03	675,250	7.02
8.00 - 8.99	809,542	5.75	8.56	290,531	8.58
9.06 - 9.81	99,305	5.73	9.34	66,055	9.24
10.00 - 10.89	986,460	9.27	10.41	17,666	10.29
11.81 - 11.81	200,000	9.41	11.81	--	--
12.13 - 13.00	72,865	6.96	12.49	31,365	12,68
14.25 - 17.19	31,750	8.67	15.81	--	--
18.75 - 18.75	87,000	8.26	18.75	--	--
20.00 - 25.00	621,848	8.33	24.51	--	--
	3,717,770			1,080,867	

(dollars in thousands, except share data and per share data)

NOTE 13 - **SHAREHOLDERS' EQUITY** (cont.)

B. Share Option Plans (cont.)

(4) Weighted Average Grant-Date Fair Value of Options Granted to Employees

The weighted average grant-date fair value of the 1,583,722, 871,300 and 247,000 options granted during 2001, 2000 and 1999 granted to employees and directors amounted to $6.95, $18.85 and $4.42 per option, respectively. The Company utilized the Black-Scholes option pricing model to estimate fair value, utilizing the following assumptions for the years 2001, 2000 and 1999 (all in weighted averages):

	2001	2000	1999
Risk-free interest rate	4.25%	5.50%	5.50%
Expected life of options	4.80 years	5.05 years	4.4 years
Expected annual volatility	87%	115%	65%
Expected dividend yield	None	None	None

(5) Non-Employee Share Options

(a) ***Banks*** – In January 2001, as part of the Facility Agreement described in Note 16A(4), the Banks received an aggregate of 400,000 options to purchase Ordinary Shares of the Company (200,000 each) at an exercise price, as amended in December 2001, of $6.20 per share. As of the approval date of the financial statements, all of the options are fully vested. The options are exercisable for a five-year period beginning January 2001.

In lieu of paying the exercise price in cash as described below, the Banks are entitled to exercise the options on a "cashless" basis, i.e. by forfeiting all or part of the option in exchange for ordinary shares equal to the aggregate fair market value of the shares underlying the options forfeited less the aggregate exercise price.

The award cost of the option granted to the Banks, determined based on the fair value at the grant and amendment date in accordance with SFAS 123, amounted to a total of $5,466. Such amount is amortized as financing expense over the terms of the loans under the Facility Agreement.

(b) ***Consultant*** – In return for services provided to the Company by a consultant in connection with obtaining certain agreements relating to Fab 2, the Company awarded the consultant with certain options, which were fully expired in August 2001. The award cost of the options granted to the consultant, determined based on the fair value at the relevant measurement dates in accordance with SFAS 123, amounted to $1,576. Of that amount $524 was attributed to the technology transfer agreement with Toshiba and would be amortized over relevant terms of such agreement (Note 16A(1)). The remaining $1,052 was attributed to issuance of Ordinary Shares to certain Wafer Partners and was included in paid-in capital as equity investment received from the Wafer Partners (Note 16A(2)).

The Company utilized the Black-Scholes option pricing model to estimate fair values of options granted to non-employees, utilizing the assumptions similar to those presented in the 2000 column of paragraph B(4) above.

(dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

B. Share Option Plans (cont.)

(6) Pro forma Loss Per Share According to SFAS 123

Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for all awards made in 2001, 2000 and 1999 in accordance with SFAS 123, the Company's pro forma loss per share would have been as follows:

	2001	2000	1999
Pro forma loss	$ (44,731)	$ (7,196)	$ (21,434)
Pro forma basic loss per share	$ (2.27)	$ (0.59)	$ (1.63)

C. Treasury Stock

During 1998, the Board of Directors of the Company authorized, subject to certain conditions, the purchase of up to 1,400,000 Ordinary Shares to facilitate the exercise of employee stock options under the Company's share option plans. During 1999 and 1998, the Company funded the purchase by a trustee of 142,500 and 1,157,500, respectively, of the Company's Ordinary Shares.

D. Dividend Distributions

According to the Facility Agreement (Note 16A(4)), the Company undertook not to distribute any dividends prior to January 1, 2006. Any dividend distributions after that date shall be subject to provisions stipulated in such agreement.

(dollars in thousands, except share data and per share data)

NOTE 13 - SHAREHOLDERS' EQUITY (cont.)

E. Sale of Securities

On January 22, 2002, the Company issued, based on a prospectus published on January 15, 2002 in Israel, the following securities, which are listed on the Tel Aviv Stock Exchange (TASE), for initial proceeds of approximately $23,200. Expected costs in relation to the prospectus are approximately $1,750.

(1) ***Convertible Debentures*** – 110,579,800 convertible debentures each of which is of NIS 1.00 in principal amount. The debentures were issued at discount of 96% of their par value. Each debenture is linked to the Israeli Consumer Price Index ("CPI") and bears annual interest at the rate of 4.7%, payable on January 20 of each year commencing on January 20, 2003. The principal on the debentures is payable in four installments on January 20 of each year between 2006 and 2009. The debentures may be converted until December 31, 2008 into Ordinary Shares, at a conversion rate of one Ordinary Share per each NIS 41 amount of the debentures (subject to customary adjustments).

(2) ***Options (Series 1)*** – 2,211,596 options (Series 1) for no consideration. Each option (Series 1) is exercisable into one Ordinary Share of the Company until January 20, 2006 for an exercise price of NIS 39 (subject to customary adjustments), linked to the CPI.

(3) ***Options (Series A)*** – 552,899 options (Series A) for no consideration. Each option (Series A) is exercisable into 100 debentures until March 20, 2002, for an exercise price of NIS 85 (subject to customary adjustments). Debentures originated in exercising options (Series A) will bear similar terms as the debentures described in paragraph (1) above.

Subject to certain conditions, the Company may, commencing in July 2005, announce the early redemption of the debentures or part thereof, provided that the sum of the last payment on account of the principal shall be no less than approximately $700.

If on a payment date of the principal or interest on the debentures there exists an infringement of certain covenants and conditions under the Facility Agreement, the dates for payment of interest and principal on the debentures may be postponed, depending on various scenarios under the Facility Agreement until such covenant or condition is settled.

Pursuant to a covenant in the Facility Agreement, the Company will pledge by no later than March 31, 2002 50% of the principal amount (net of discounts) of the unconverted convertible debentures (approximately $11,600 as of the approval date of the financial statements) in favor of the Banks as security for payment of the amounts the Company owes the Banks. The pledged amount may be released only under certain provisions stipulated in the Facility Agreement.

The debentures are unsecured and rank behind the Company's existing and future secured indebtedness to the Banks under the Facility Agreement, as well as to the government of Israel in connection with grants the Company receives under the Fab 2 approved enterprise program.

(dollars in thousands, except share data and per share data)

NOTE 14 - INFORMATION ON GEOGRAPHIC AREAS AND MAJOR CUSTOMERS

A. **Sales by Geographic Area** (as percentage of total sales)

	Year ended December 31,		
	2001	2000	1999
United States	69%	90 %	97 %
Far East – primarily Taiwan	18	7	--
Europe	10	3	1
Other	3	--	2
Total	100 %	100 %	100 %

B. **Long-Lived Assets by Geographic Area** - Substantially all of the Company's long-lived assets are located in Israel.

C. **Major Customers** (as percentage of total sales)

	Year ended December 31,		
	2001	2000	1999
Customer A	30%	30 %	39 %
Customer B	17	28	33
Customer C	1	11	1
Other customers (*)	28	16	16

(*) Represent sales to five different customers each of whom accounted for between 8% and 2% of sales during 2001; to five customers (6%-2%) during 2000; and to two customers (8% each) during 1999.

As of December 31, 2001 and 2000, the above major customers constituted the majority of the trade accounts receivable reflected on the balance sheets.

NOTE 15 - INCOME TAXES

A. **Approved Enterprise Status**

Substantially all of the Company's existing facilities as of December 31, 2001 have been granted approved enterprise status, as provided by the Israeli Law for the Encouragement of Capital Investments - 1959 ("Investments Law") (see Note 6B).

The tax benefits derived from approved enterprise status relate only to taxable income attributable to approved enterprise investments. Pursuant to the Investments Law and the approval certificates for the Company's approved enterprise programs, the Company's income attributable to its various approved enterprise investments is taxed at a rate of up to 25% through periods ending between 2002 and 2012. Taxable income attributable to Fab 2 shall be tax-exempt for the first two years it arises. The portion of the Company's taxable income that is not attributable to approved enterprise investments is taxed at a rate of 36% (regular "Company Tax").

The tax benefits are also conditioned upon fulfillment of the requirements stipulated by the Investments Law and the regulations promulgated there under, as well as the criteria set forth in the certificates of approval. In the event of a failure by the Company to comply with these conditions, the tax benefits could be canceled, in whole or in part, and the Company would be required to refund the amount of the canceled benefits, plus interest and certain inflation adjustments. In management's opinion, the Company has been in compliance with the conditions through the approval date of the financial statements (see Note 6B).

(dollars in thousands, except share data and per share data)

NOTE 15 - INCOME TAXES (cont.)

B. Components of Deferred Tax Asset/Liability

The following is a summary of the components of the deferred tax benefit and liability reflected on the balance sheets as of the respective dates:

	As of December 31, 2001	As of December 31, 2000
Deferred tax benefit – current		
Accrued vacation pay	$ 440	$ 471
Other	85	57
	525	528
Valuation allowance	(525)	(528)
Total current deferred tax benefit	$ --	$ --
Net deferred tax benefit - long-term		
Deferred tax asset -		
Net operating loss carryforward	$ 14,844	$ 9,456
Research and development	1,614	1,552
Liability for employee rights upon severance	517	496
Other	222	--
	17,197	11,504
Valuation allowance	(12,348)	(4,025)
	4,849	7,479
Deferred tax liability - Depreciation	(4,849)	(7,479)
Total net long-term deferred tax benefit	$ --	$ --

C. Effective Income Tax Rates

The reconciliation of the statutory tax rate to the Company's effective tax rate is as follows:

	Year ended December 31, 2001	2000	1999
Israeli statutory rate	(36)%	(36)%	(36)%
Reduced tax rate for approved enterprise	16	16	16
Tax benefits for which deferred taxes were not recorded	22	10	18
Prior years additional income tax	--	14	--
Permanent differences and other, net (*)	(2)	10	(9)
	-- %	14%	(11)%

(*) Including special depreciation deduction in connection with the location of the Company's plant.

D. Net Operating Loss Carryforward

As of December 31, 2001, the Company has net operating loss carryforwards for tax purposes of approximately $74,000, which may be carried forward for an unlimited period of time.

E. Final Tax Assessments

The Company possesses final tax assessments through the year 1998.

(dollars in thousands, except share data and per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES

A. Commitments and Contingencies Relating to Fab 2

Commencing April 2000, the Company entered into a series of agreements and arrangements related to the Company's Board of Directors' decision to establish a new wafer fabrication facility in Israel ("Fab 2"). The total cost of Fab 2 is expected to be approximately $1,500,000. As of February 2001 the Company had entered into agreements and arrangements, which are described in more detail below, with Wafer Partners, its principal shareholder, two leading Israeli banks and the Investment Center to provide an aggregate of $1,050,000 of financing for Fab 2. The financing agreements and arrangements are subject to certain conditions, including the achievement of performance and financing milestones, the securing of additional required financing. In addition, the Company has entered into agreements for the design and construction of Fab 2, for the transfer to the Company of the process technologies to be utilized to produce wafers in Fab 2, and for equipping Fab 2.

The construction and equipping Fab 2 is a substantial project, which requires extensive management involvement as well as the timely participation by and coordination of the activities of many participants. The Fab 2 project is a complex undertaking which entails substantial risks and uncertainties, including but not limited to those associated with the following: obtaining additional commitments to finance the construction and equipping of Fab 2, which as of the approval date of the financial statements amount to approximately $103,000 to be raised by the end of 2003; achieving certain milestones and complying with various conditions and covenants under the current financing agreements in order to receive the additional funds committed by the Wafer Partners, Equity Investors and Investment Center, as well as those provided by the Facility Agreement with the Banks, which defines significant additional conditions and covenants for borrowing loans according to said agreement; and completing the complex process of transferring from Toshiba the manufacturing technology to be used at Fab 2 and development of new technologies. According to the Fab 2 agreements, raising the required additional funding by the dates specified, achieving the milestones as scheduled, and complying with all the conditions and covenants stipulated in the Fab 2 agreements are material provisions for completing and equipping Fab 2. As of December 31, 2001 the construction and equipping of Fab 2 is currently in process and, in management's opinion, progressing according to schedule.

Through December 31, 2001 the Company had incurred approximately $400,000 in primarily capitalized costs related to Fab 2, primarily for property and equipment and other assets.

In connection with establishing Fab 2, the Company incurred during the year ended December 31, 2001 non-capitalizable expenses in the amount of $10,585, of which $3,756 was included in cost of sales and $6,829 was included in marketing, general and administrative (during the year ended December 31, 2000 - $1,663, $150 and $1,513, respectively).

(1) Technology Transfer Agreement

In April 2000, the Company entered into a technology transfer agreement with Toshiba Corporation ("Toshiba"), a Japanese corporation. This agreement provides for the transfer by Toshiba to the Company of advanced semiconductor manufacturing process technologies to be installed in Fab 2 and for the provision by Toshiba of related technology transfer assistance in exchange for certain fees for patent licenses, technology transfer and technical assistance ("Technology Fees") and ongoing royalties based on sales of products manufactured in Fab 2. Through December 31, 2001, $24,000 of technology fees had been paid to Toshiba. Under the Toshiba agreement, the Company agreed, subject to certain conditions, to reserve for Toshiba a certain portion of Fab 2 wafer manufacturing capacity for a period of 10 years.

(dollars in thousands, except share data and per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (cont.)

A. Commitments and Contingencies Relating to Fab 2 (cont.)

(1) Technology Transfer Agreement (cont.)

In connection with the agreement, Toshiba purchased, for a non-refundable amount of $9,990 which was paid in May 2000, a warrant to purchase shares of the Company for an exercise price of $10. In May 2001, Toshiba exercised the warrant and received 772,667 Ordinary Shares of the Company.

In September 2000, the Board of Directors of the Company approved the offer of a right to Toshiba to purchase Ordinary Shares of the Company for an investment amount of up to the Technology Fees that have not yet been paid by the Company, based on a price per share of $30.00.

(2) Wafer Partner Agreements

During 2000, the Company entered into various share purchase agreements ("Wafer Partners Agreements") with Sandisk Corporation, Alliance Semiconductor Corporation, Macronix International Co., Ltd. and QuickLogic Corporation (collectively, the "Wafer Partners") to partially finance the construction of Fab 2. Pursuant to the Wafer Partner Agreements, the Wafer Partners agreed to invest an aggregate of $250,000 to purchase an aggregate of 9,000,000 Ordinary Shares of the Company, over a period of time, subject to the achievement of certain milestones relating to the construction and operation of Fab 2. Under the Wafer Partner Agreements, each Wafer Partner has the right to waive the achievement of some or all of the milestones and other conditions precedent to its remaining investment. According to the Wafer Partner Agreements, the Company agreed, subject to certain conditions, to reserve for each Wafer Partner a certain portion of Fab 2 wafer manufacturing capacity for a period of 10 years.

During 2001, the Wafer Partners invested in the Company an aggregate of $140,484, of which $122,574 was credited as paid in capital and $17,910 was established as long-term customer advances to be credited, in general, against purchases by the Wafer Partners. In consideration for their investment, the Wafer Partners received an aggregate of 9,547,422 Ordinary Shares of the Company (said amounts and shares reflect the September 2001 amendment to the Wafer Partners' agreements described below). The closings of the remaining $109,516 will occur over a period of up to 24 months, subject to achievement of certain three milestones, at a price of $30.00 per share. The Wafer Partners Agreements provide that, in the event that the average closing sale price of the Company's Ordinary Shares for the 30 trading days prior to any closing ("ATP") is lower than the price per share provided for in the agreements, each Wafer Partner will receive credits toward the purchase of wafers in the amount of the difference between the price per share and the higher of the ATP and $12.50, multiplied by the number of shares purchased.

In September 2001, the Company and the Wafer Partners signed an amendment to the Wafer Partners Agreements pursuant to which the Wafer Partners agreed to convert an aggregate of $53,733 of the long-term customer advances into paid in capital in return for an aggregate of additional 4,214,319 Ordinary Shares of the Company. The conversion and the issuance of the shares were approved by the Company's Audit Committee, Board of Directors and the general meeting of the Company's shareholders held in November 2001.

(dollars in thousands, except share data and per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (cont.)

A. Commitments and Contingencies Relating to Fab 2 (cont.)

(2) Wafer Partner Agreements (cont.)

In January 2002, the Company entered into a share purchase agreement with an additional wafer partner, pursuant to which the additional wafer partner invested $2,000 in Fab 2 for the purchase of 332,945 Ordinary Shares of the Company. The shares were issued in January 2002.

A warrant granted by the Company to SanDisk to invest an additional $81,000 for an additional 2,700,000 Ordinary Shares of the Company, expired in October 2001.

(3) Investment by Equity Investors

In December 2000, the Company entered into a share purchase agreement ("IC Agreements") pursuant to which Israel Corporation Ltd., the principal shareholder of the Company, through a wholly owned subsidiary ("IC"), agreed to invest $50,000 to purchase Ordinary Shares of the Company over a period of time in several mandatory closings contemporaneous with the closings under the Wafer Partner Agreements and subject to the achievement of the same milestones, at a price of the lower of $30.00 and the ATP, provided that for any specific closing the ATP shall not be less than $12.50. Under the IC Agreement, IC has the right to waive the achievement of some or all of the milestones and other conditions precedent to its remaining investment.

In February 2001, the Company entered into a share purchase agreement with Challenge Fund-Etgar II LP, a Delaware limited partnership ("Challenge"), pursuant to which Challenge agreed to invest $5,000 in Fab 2 for the purchase of Ordinary Shares of the Company under terms substantially similar to those under the Company's agreements with IC.

During 2001, IC and Challenge ("Equity Investors") invested in the Company an aggregate of $30,800, for the purchase of an aggregate of 2,383,253 Ordinary Shares of the Company.

(4) Facility Agreement

In January 2001, the Company entered into a credit facility agreement with two leading Israeli banks entitling the Company to borrow an aggregate, as amended in January 2002, of $500,000 to finance the construction and equipping of Fab 2 ("Facility Agreement"). The loans shall bear interest at a rate of LIBOR plus approximately 1.5% per annum payable at the end of each quarter. The loans are available for withdrawal through December 31, 2004 and are to be repaid in 16 or 12 equal consecutive quarterly installments, commencing two or three years, respectively, after the loan is received. The loans are subject to certain prepayment provisions. Unused amounts under the Facility Agreement are subject to a quarterly commitment commission at the rate of 0.25% per annum.

(dollars in thousands, except share data and per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (cont.)

A. Commitments and Contingencies Relating to Fab 2 (cont.)

(4) Facility Agreement (cont.)

According to the Facility Agreement, as amended in January 2002, the Company is obligated to raise $144,000 from specified financial sources by the end of 2003, of which $40,000 was to be raised by January 31, 2002. On January 22, 2002, the date in which the Company finalized the sale of securities based on the prospectus described in Note 13E, the Company achieved the funding milestone of January 31, 2002. In addition, under the Facility Agreement the Company is required to raise additional funds as follows: by February 28, 2002, an additional $20,000; by May 31, 2002, an additional $20,000; by the end of 2002, an additional $30,000; and the remainder of $34,000 by the end of 2003. Any extra amount raised at those dates over the required amount shall be carried on to each subsequent financing date. According to the Facility Agreement, raising said amounts at the dates defined above is a material provision.

According to the Facility Agreement, the Company is obligated to comply with certain financial ratios and substantial additional covenants in connection with the establishment of Fab 2 stipulated in such agreement.

Under the Facility Agreement and the terms of the Company's long-term loans as of December 31, 2001, the Company agreed to register liens in favor of the Banks on substantially all its present and future assets.

With regard to options granted to the Banks, see Note 13B(5)(a); with regard to loans drawn towards the $500,000 credit facility, see Note 11A.

(5) Fab 2 Construction Agreement

In August 2000, the Company entered into a fixed price turn-key agreement with a contractor for the design and construction of Fab 2 in consideration of approximately $200,000, to be paid according to certain performance milestones stipulated in the agreement, over approximately two years. As of December 31, 2001, approximately $120,000 of that amount had already been paid by the Company.

(6) Approved Enterprise Status

In December 2000, the Investment Center approved an investment program in connection with Fab 2 for expansion of the Company's plant. The approval certificate for the program provides for a benefit track entitling the Company to investment grants at a rate of 20% of qualified investments of up to $1,250,000. The grants are to be made in accordance with a timetable set forth in the approval certificate for the program.

Under the terms of the approval certificate, investments in respect of the Fab 2 approved enterprise program are to be completed by December 31, 2005.

(dollars in thousands, except share data and per share data)

NOTE 16 - COMMITMENTS AND CONTINGENCIES (cont.)

A. Commitments and Contingencies Relating to Fab 2 (cont.)

(7) Agreement with the ILA

In November 2000, the Company entered into a Development Agreement with the Israel Land Administration ("ILA") with respect to a parcel of land designated for the construction of Fab 2. Following the completion of the construction of Fab 2 on the land, the Company will enter into a long term lease agreement with the ILA for a period ending in 2049.

(8) Hedging Activities

During 2001, the Company entered into agreements to hedge interest rate exposure on loans to be withdrawn under the Facility Agreement, the aggregate outstanding amount of which as of December 31, 2001 was $152,000.

(9) Other Agreements

Through December 31, 2001 the Company had entered into several additional agreements related mainly to the construction and equipping of Fab 2. The Company's aggregate commitment in connection with these agreements as of such date, including the Fab 2 construction agreement described in paragraph (5) above, amounted to $75,521. Some of the agreements provide for cancellation fees, subject to certain provisions and cancellation schedules in such agreements.

B. License Agreements

(1) In June 2000, the Company entered into a cross license agreement with a major technology company. According to the agreement, each party acquired a nonexclusive license under the other's patents. The Company agreed to pay an annual royalty through July 2005. The licenses terminate on December 31, 2005.

(2) In December 2001, the Company and DSP Group Ltd. ("DSPG") entered into a license agreement, pursuant to which DSPG grants the Company a personal, nonexclusive, nontransferable license to use certain technology in the Company's products, in exchange for license fee and ongoing royalties to be paid by either the Company or its customers based on sales of products manufactured in Fab 2 based on the technology. In addition, the agreement provides for technical support by DSPG in connection with using the technology. The license terminates on December 31, 2007.

C. Leases

(1) The Company's offices and engineering and manufacturing operations are located in a building complex situated in an industrial park in Migdal Haemek, Israel. These premises are currently occupied under a long-term lease from the Israel Lands Authority, which expires in 2032. The Company has no obligation for lease payments related to this lease through the year 2032.

(2) The Company occupies certain other premises under various operating leases. The obligations under such leases were not material as of December 31, 2001.

(3) See also paragraph A(7) above.

NOTE 16 - COMMITMENTS AND CONTINGENCIES (cont.)

D. Purchase Agreements

The Company from time to time enters into long-term purchase agreements with customers. Pursuant to such agreements, the Company is committed to sell, and the customer is committed to purchase (subject to reductions in certain circumstances), a specific monthly output derived from the start of processing of silicon wafers at prices which are stipulated in the agreements and are subject to periodic re-negotiations. From commencement of the Company's operations through December 31, 2001, a substantial portion of the Company's production has been sold under such agreements.

E. Profit Sharing Plan

The Company maintains an employee profit sharing plan. No amounts were provided for under this plan for periods presented in these financial statements.

F. Other Principal Agreements

(1) In December 2000, the Company and Macronix entered into an agreement according to which the Company waived in favor of Macronix certain exclusive semiconductor manufacturing rights it received from Saifun.

(2) Pursuant to an agreement between the Company and Saifun signed in October 1997, the Company has certain exclusive semiconductor manufacturing rights for certain licensed technology. The agreement also sets certain limitations on Saifun regarding future licensing of such technology (see (1) above). Pursuant to certain provisions of the agreement, the Company and Saifun are obligated, under certain circumstances, to pay each other royalties. For amounts received and payable by the Company as such royalties under the agreement, see Note 8B.

(3) The Company, from time to time in the normal course of business, enters into long-term agreements with various entities for the joint development of products and processes utilizing technologies owned by both the other entities and the Company. Certain of such agreements contain commitments by the Company and/or the other entities to purchase specific quantities of the products developed.

(4) The Company maintains certain agreements with various intellectual property providers under which the Company is to pay certain royalties.

G. Environmental Affairs

The Company's operations are subject to a variety of laws and governmental regulations in Israel relating to the use, discharge and disposal of toxic or otherwise hazardous materials used in the production processes. Operating permits are required for the operations of the Company's facilities and these permits are subject to revocation, modification and renewal. Government authorities have the power to enforce compliance with these regulations and permits and violators are subject to civil and criminal penalties, including fines, injunctions or both. As of December 31, 2001 the Company operated under a permit provided by the Ministry of Environmental Affairs in force as long as the Company is in compliance with its terms. In management's opinion, the Company is substantially in compliance with the material aspects of this permit and applicable laws and regulations.

NOTE 16 - COMMITMENTS AND CONTINGENCIES (cont.)

H. Other Commitments

Receipt of certain research and development grants from the government of Israel is subject to various conditions. In the event the Company fails to comply with such conditions, the Company may be required to repay all or a portion of the grants received. In management's opinion, the Company has been in full compliance with the conditions through December 31, 2001.

NOTE 17 - DERIVATIVES FINANCIAL INSTRUMENTS

A financial instrument is defined as cash, evidence of an ownership interest in an entity, or a contract that imposes on one entity a contractual obligation either to deliver or receive cash or another financial instrument to or from a second entity. Examples of financial instruments include cash and cash equivalents, trade accounts receivable, loans, investments, trade accounts payable, accrued expenses, options and forward contracts.

The Company makes certain disclosures with regard to financial instruments, including derivatives. These disclosures include, among other matters, the nature and terms of derivative transactions, information about significant concentrations of credit risk, and the fair value of financial assets and liabilities.

See Note 18C for presentation of the Company's derivatives financial instruments in accordance with U.S. GAAP.

A. Hedging Activities

The Company, from time to time, enters into foreign exchange agreements to hedge exposure to equipment purchase commitments and other firm commitments. These transactions qualify for hedge accounting in accordance with GAAP and, accordingly, the results of such transactions are recorded concurrently with the realization of the related items (i.e., receipt of the equipment and payment of the related liability).

In addition, the Company, from time to time, enters into agreements to hedge interest rate exposure on long-term loans. These transactions qualify for hedge accounting in accordance with GAAP and, accordingly, the results of such transactions are expensed or capitalized as appropriate based on the circumstances (see also Note 11A).

The Company does not hold or issue derivative financial instruments for trading purposes.

B. Credit Risk of Financial Instruments, Including Derivatives

The face or contract amounts of derivatives do not represent amounts exchanged by the parties and, accordingly, are not a measure of the exposure of the Company through its use of derivatives.

The Company is exposed to credit-related losses in respect of derivative financial instruments in a manner similar to the credit risk involved in the realization or collection of other types of assets. In management's estimation, due to the fact that derivative financial instrument transactions are entered into solely with financial institution counterparties, it is not expected that such counterparties will fail to meet their obligations. Substantially all remaining financial instruments held by the Company are due from governmental entities and, accordingly, the Company's credit risk in respect thereof is negligible.

(dollars in thousands, except share data and per share data)

NOTE 17 - FINANCIAL INSTRUMENTS (cont.)

C. Presentation of Hedging Activities in the Financial Statements

(1) As of December 31, 2000, the Company had an outstanding foreign exchange agreements to hedge exposure related to the purchase of machinery and equipment in an aggregate outstanding amount of $2,131. The Company had no such contracts outstanding as of December 31, 2001 and 1999. These agreements resulted in 2001 in a loss of $4,462, of which $4,564 was capitalized to fixed assets.

Gains recognized on foreign exchange agreements and on options related thereto amounted to $115 and $375 in 2000 and 1999, respectively, which were reflected primarily in cost of sales.

(2) As of December 31, 2001, the Company had an outstanding agreements to hedge interest rate exposure on loans to be withdrawn under the Facility Agreement, the aggregate amount of which was $172,000, of which $152,000 is attributable to Fab 2. These agreements resulted in 2001 in a loss of $463 of which $344 was capitalized to property and equipment.

D. Fair Value of Financial Instruments

The estimated fair values of the Company's financial instruments, excluding the Company's agreements to hedge interest rate exposure on long-term loans, did not materially differ from their respective carrying amounts as of December 31, 2001 and 2000. The fair value of the interest rate hedging transactions as of December 31, 2001 would have resulted in an unrealized capitalizable loss of $3,605.

NOTE 18 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP

With regard to the Company's financial statements, the material differences between GAAP in Israel and in the U.S. relate to the following. See G below for the presentation of the Company's balance sheets as of December 31, 2001 and 2000 in accordance with U.S. GAAP.

A. Loss per share data in accordance with U.S. GAAP (SFAS 128)

In accordance with U.S. GAAP (SFAS 128, including the implementation of SFAS 133 and SFAS 138 as described below), the basic and diluted loss per share would be:

	Year ended December 31,		
	2001	2000	1999
Basic loss per share	$ (1.95)	$ (0.33)	$ (1.71)
Diluted loss per share	$ (1.95)	$ (0.33)	$ (1.71)

The following tables provide a reconciliation of the numerators and denominators of the basic and diluted per share computations for 2001, 2000 and 1999 in accordance with U.S. GAAP:

Reconciliation for 2001:

	Year ended December 31, 2001		
	Loss (Numerator)	Shares (in thousands) (Denominator)	Per-share amount
Basic Loss Per Share			
Loss available to ordinary shareholders	$ (38,492)	19,724	$ (1.95)
Effect of Dilutive Securities			
Options	--	--	
Diluted Loss Per Share			
Loss available to ordinary shareholders after assumed conversions	$ (38,492)	19,724	$ (1.95)

Options to purchase 3,717,770 Ordinary Shares at an average exercise price of $11.95 per share were outstanding during 2001 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options, which as of December 31, 2001 expire between April 2005 and December 2011 (weighted average remaining contractual life of 7.13 years), were still outstanding as of such date.

NOTE 18 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

A. Loss per share data in accordance with U.S. GAAP (SFAS 128) (cont.)

Reconciliation for 2000:

	Year ended December 31, 2000		
	Loss (Numerator)	Shares (in thousands) (Denominator)	Per-share amount
Basic Loss Per Share			
Loss available to ordinary shareholders	$ (3,989)	12,186	$ (0.33)
Effect of Dilutive Securities			
Options	--	--	
Diluted Loss Per Share			
Loss available to ordinary shareholders after assumed conversions	$ (3,989)	12,186	$ (0.33)

Options to purchase 2,376,543 Ordinary Shares at an average exercise price of $13.34 per share were outstanding during 2000 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options, which as of December 31, 2000 expire between October 2003 and December 2010 (weighted average remaining contractual life of 8.52 years), were still outstanding as of such date.

Reconciliation for 1999:

	Year ended December 31, 1999		
	Loss (Numerator)	Shares (in thousands) (Denominator)	Per-share amount
Basic Loss Per Share			
Loss available to ordinary shareholders	$ (20,467)	11,977	$ (1.71)
Effect of Dilutive Securities			
Options	--	--	
Diluted Loss Per Share			
Loss available to ordinary Shareholders after assumed conversions	$ (20,467)	11,977	$ (1.71)

Options to purchase 1,894,773 Ordinary Shares at an average exercise price of $8.08 per share were outstanding during 1999 but were not included in the computation of diluted loss per share because their effect was anti-dilutive. The options, which as of December 31, 1999 expire between April 2005 and December 2009 (weighted average remaining contractual life of 8.76 years), were still outstanding as of such date.

(dollars in thousands, except share data and per share data)

NOTE 18 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

B. Presentation of Cash and Short-Term Interest-Bearing Deposits Designated for Investments Relating to Fab 2

In accordance with U.S. GAAP, cash and short-term interest-bearing deposits designated for investments relating to Fab 2 should be excluded from current assets and presented separately as a non-current asset. Accordingly, as of December 31, 2001 an amount of $3,548 was reclassified from current assets to a long-term asset.

C. Hedging Activities in accordance with U.S. GAAP (SFAS 133)

Complying with SFAS 133 and SFAS 138 with respect to the Company's hedging transactions as of December 31, 2001 would have resulted in: an increase in the Company's current liabilities in the amount of $3,605; a decrease in other comprehensive income for the year ended December 31, 2001 and the accumulated other comprehensive loss component of equity as of such date in the amount of $8,199; and in a decrease of $4,564 in property and equipment, net as of December 31, 2001.

D. Implementation of SFAS 123

Had compensation cost for the Company's share option plans been determined based on fair value at the grant dates for awards made in 2001, 2000 and 1999 in accordance with SFAS 123, the Company's pro forma loss and loss per share would have been as follows (for further information with regard to the Company's share option plans and the assumptions for utilizing the Black-Scholes pricing model, see Note 13B(4)):

	2001	2000	1999
Pro forma loss	$ (44,731)	$ (7,196)	$ (21,434)
Pro forma basic loss per share	$ (2.27)	$ (0.59)	$ (1.79)
Pro forma diluted loss per share	$ (2.27)	$ (0.59)	$ (1.79)

E. Marketable Securities

In accordance with Israeli GAAP, the Company's investment in Virage Logic Corp. as of December 31, 2000 (Note 5C) was classified as a long-term investment and is accounted for at cost regardless of changes in the market value of Virage Logic Corp.'s Ordinary Shares. Had the Company implemented U.S. GAAP (SFAS 115) in connection with its investment in Virage Logic Corp., such investment would have been classified as of December 31, 2000 as "available for sale securities". Accordingly, changes in the market value during the current year would have been included in other comprehensive income, and reported in the statement of operations if and when realized. Applying SFAS 115 would have resulted in an increase in the balance of other comprehensive income for the year ended December 31, 2000 of $12,563, and an increase in such amount in the Company's long-term investments, total assets, and total shareholders' equity as of December 31, 2000. During 2001 the Company realized its entire investment in Virage Logic Corp. Accordingly, that amount was offset to the statement of operations.

(dollars in thousands, except share data and per share data)

NOTE 18 - MATERIAL DIFFERENCES BETWEEN ISRAEL AND U.S. GAAP (cont.)

F. Presentation of Net Long-Term Liabilities in Respect of Employees

Under U.S. GAAP, assets and liabilities relating to severance arrangements are to be presented separately and are not to be offset. Had the Company used the presentation required by U.S. GAAP in presenting its liability for employee termination benefits and the related amounts funded through deposits to severance pay funds and purchase of insurance policies, the Company's long-term investments and other long-term liabilities balances as of December 31, 2001 would have been $16,334 and $12,918, respectively.

G. Balance Sheet in accordance with U.S. GAAP

Following are the condensed consolidated balance sheets in accordance with U.S. GAAP:

	As of December 31, 2001	As of December 31, 2000
Current assets	$ 63,872	$ 58,742
Long-term investments	16,334	29,365
Property and equipment, net	336,160	92,505
Other assets	57,910	19,201
Cash and short-term interest-bearing deposits designated for investments relating to Fab 2	3,548	--
Total assets	477,824	199,813
Current liabilities	87,360	30,107
Long-term debt	115,000	12,064
Long-term liability in respect of customers' advances	17,910	--
Other long-term liabilities	12,918	10,431
Shareholders' equity (*)	244,636	147,211
Total liabilities and shareholders' equity	$ 477,824	$ 199,813

(*) The balance as of December 31, 2001 includes accumulated other comprehensive loss of $8,199; as of December 31, 2000 - accumulated other comprehensive income of $12,563.

H. Statements of Operations in Accordance with U.S. GAAP

Complying with SFAS 133 and SFAS 138 would not have resulted in a material change in the Company's loss for the year ended December 31, 2001.

EXHIBIT D – INDEPENDENT AUDITORS' CONSENT

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in the Registration Statements of Tower Semiconductor Ltd. (the "Company") (Forms S-8 Nos. 33-80947, 333-06482 and 333-11720 and the reoffer prospectuses filed therewith) of our report dated January 30, 2002 relating to the consolidated financial statements of the Company, appearing in the Company's Report on Form 6-K for the month of January 2002 (No. 3) and to the reference to us under the heading "Experts" in the Prospectus that is part of Registration Statement No. 333-11720 and in Forms S-8 Nos. 33-80947, 333-06482 and 333-11720 and the reoffer prospectuses filed therewith.

Brightman Almagor & Co.

Brightman Almagor Co.
Certified Public Accountants

Tel Aviv, Israel
January 30, 2002

721398.doc

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOWER SEMICONDUCTOR LTD.

TOWER SEMICONDUCTOR LTD.

Date: January 30, 2002

By: ______________________

Name: Lerial Rafael

Title: Co-Chief Executive Officer